
Mail Stop 4561

April 26, 2017

Ralph A. Clark
President and Chief Executive Officer
ShotSpotter, Inc.
7979 Gateway Blvd., Suite 210
Newark, California 94560

> **Re: ShotSpotter, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 30, 2017**
> **CIK No. 0001351636**

Dear Mr. Clark:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Please disclose the underwriters' warrants on the cover page of the prospectus. See Item 508(e) of Regulation S-K.

Prospectus Summary, page 1

2.   Please disclose in the prospectus summary that your executive officers, directors and principal shareholders will continue to own a significant percentage of your stock and will be able to exert significant control over matters subject to shareholder approval. Specify the amount of securities that will be controlled by your executive officers, directors and principal shareholders.

3.   Please provide the basis for your statement that you are "the leader in gunshot detection solutions that help law enforcement officials and security personnel identify, locate and deter gun violence." Please revise to explain the basis for this statement and the factors considered by the company such as market share or revenues.

4.   You state that you offer your software solutions to "customers around the world" and that you have active deployments of your solutions in "more than 90 locations globally." We note your discussion of customers in the United States and the reference to a customer in South Africa in the graphic on page 84. Please revise to disclose the other countries in which you currently operate.

Summary Consolidated Financial Data, page 11

5.   Revise your calculation of pro forma net loss per share here and throughout the filing to add back the change in fair value of the preferred stock warrant liability, net of tax to the numerator.

Risk Factors

"We rely on wireless carriers to provide access to wireless networks…," page 23

6.   Please include a brief description of the material terms of any agreements you have with the wireless carriers you utilize, including the length of the contracts and any material termination provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

7.   Please expand your overview section to provide a balanced executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, discuss your plans to expand internationally and the challenges faced by the company given that it only has one foreign subsidiary in South Africa. As a further example, discuss your plans to acquire more customers and the customer types on which you intend to focus. We note that revenues from your ShotSpotter Flex public safety solution were approximately 98% of total revenues in 2015 and 2016.

8.   We note that your future growth depends on acquiring new customers, increasing coverage area expansion and renewing existing customer relationships. Based on your discussion of the revenue retention rate, it is unclear what percentage of your existing customers renews their subscription. It also does not reflect the impact on your business from the acquisition new customers. Consider disclosing revenue information and trends

on a new versus existing customer basis and providing historical renewal rates. Refer to Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources

Credit Facilities, page 57

9.   You state that the remaining $1.5 million available under the Orix Loan Agreement will be available for borrowing upon the achievement of certain recurring revenue metrics. Please disclose those revenue metrics in the filing and state whether you currently meet the metric to be able to access the $1.5 million under the loan agreement.

Business

Our Market, page 72

10.   Please revise to provide more context regarding your estimate of the total addressable market. In this regard, explain the basis for using cities with four homicides per 100,000 as your target market for public safety solutions. Disclose how you determined the estimated amount of average investment for different customer types. Explain whether the estimates of average investments are based on calculations of current customers.

Our Incident Review Center, page 79

11.   Please clarify whether all incidents that occur globally are routed to your single Incident Review Center. Disclose whether your Incident Review Center is located at your principal facilities in Newark, California.

Intellectual Property, page 87

12.   Please disclose the duration of the patents that you own and license from third parties. See Item 101(c)(1)(iv) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 106

13.   Please identify the related persons that are parties to the investors' right agreement and voting agreement. We note that the parties are entitled to certain registration rights after the offering.

Consolidated Financial Statements

Note 15. Subsequent Events, page F-32

14.   For the March 2017 option grant and for any other share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

General

15.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

16.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information
                                        Technologies and Services

cc: Robert W. Phillips
       Cooley LLP